January 18, 2013

	U.S. Securities and Exchange Commission	Via Electronic Transmission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn:	Mark Webb
Legal Branch Chief

Re:	First Internet Bancorp
Form 10
Filed November 30, 2012
File No. 001-35750

Dear Mr. Webb:

On behalf of First Internet Bancorp (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced registration statement on Form 10 (the “Registration Statement”). For convenience, each of the Staff’s consecutive numbered comments is set forth herein, followed by the Company’s response. This letter should be read in conjunction with Amendment No. 1 to the Registration Statement (the “Amendment”) which is being filed with the Commission by the Company on the date hereof.

As the Company’s counsel recently discussed with Ms. McHale, the Registration Statement was filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and it is our understanding that the Registration Statement will automatically become effective 30 days after the receipt by the Commission of a certification by the national securities exchange that the Company’s common stock has been approved by NASDAQ for listing and registration.

Lending Activities

1.              For each of your lending segments, discuss your underwriting procedures and standards you have in place to limit your risk exposure.

Response: The Amendment includes the following additional disclosure, starting on page 8:

Underwriting Procedures and Standards

Residential mortgage lending. We originate loans for our portfolio and for sale to secondary market investors. All loans originated for secondary market investors are subject to the specific underwriting guidelines of the intended investor. Residential loans that are not insured by the Federal Housing Administration or guaranteed by the Veterans Administration are referred to collectively as “conventional loans,” which are separated into the following two categories:

•                  “Conforming” conventional lending. Loans in this category conform to the purchase requirements of FNMA and FHLMC. Our underwriting guidelines are intended to conform to the requirements of these two agencies.

•                  “Non-Conforming” conventional lending: Loans in this category are not eligible for purchase by FNMA or FHLMC. The maximum loan amount and loan-to-value ratios are established by us and any secondary market investors that may purchase these loans. Our underwriting guidelines generally are intended to conform to any standards of the secondary market investors eligible to purchase the loans from us. In addition to loans traditionally sought by secondary market investors, we also originate and hold loans in this category that otherwise satisfy our underwriting guidelines, which may include loans that exceed the loan balance expectations of secondary market investors or that involve individual condominium or other multi-unit housing purchases.

Consumer Lending. We underwrite consumer loans (including home equity loans and lines of credit) in accordance with our Consumer Lending Underwriting Policy with the assistance of several consumer lending software packages. Factors we evaluate include purpose of loan, credit score (and other data observed in the credit report), debt-to-income, employment, residence, collateral, loan-to-value, and advance percentage.

Commercial Real Estate Lending. We recommend CRE loans after we complete several underwriting steps. The underwriting process includes an analysis of the following risks: sponsor/developer, market, site, project, construction (if applicable), and tenant(s). The underwriting process for this type of lending includes an analysis of cash flow (project specific and global), rent roll/leases, collateral valuation, and the applicable guarantor(s), and a site visit.

C&I Lending. Our underwriting of C&I loans focuses on the purpose of the loan and an analysis of its primary, secondary, and tertiary sources of repayment. We analyze management of the borrower, cash flow, collateral, leverage, liquidity and guarantors in order to insure the proper decision-making, loan structure, and monitoring going forward. Economic and industry factors, as well as customer, competitor, and supplier information relative to the borrower are also considered.

Our Credit Review Committee evaluates loan concentrations and concentration limits on a monthly basis and submits its findings to further review by the Board of Directors. For all lending segments shown above, concentrations and concentration limits are regularly evaluated by the Bank’s monthly Credit Review Committee, which findings are subject to final review by the Bank’s Board of Directors.

2.              Discuss that, historically, over 95% of your residential loan portfolio has consisted of purchased loans, rather than originated loans. In addition, explain the shift away from this business model in 2012.

Response: As disclosed in the Registration Statement, our practice in recent years has been to sell the vast majority of the conforming conventional (fixed rate) residential loans we originate to the secondary market thereby avoiding the long-term interest rate risk inherent in these loans. Our practice has also been to retain variable rate non-conforming loans in our loan portfolio. The residential loan purchases shown in the table on page 4 of each of the Registration Statement and the Amendment represent four separate purchases of pools of loans that we made in 2010 and 2011.

The lack of residential loan purchases in 2012 does not represent a change in our business model; rather it reflects two developments — the lack of opportunities to purchase similarly attractive pools in 2012 and the use of our excess liquidity to fund the growth in CRE and C&I loan originations since 2011, which has diversified our loan portfolio.

3.              Please explain what you mean on page 3 that you “attracted $49.8 million in CRE loan commitments.” We note this number is significantly higher than the metrics reflected in the table on page 4.

Response: We originated, documented, and closed on $49.8 million in CRE loan commitments in 2011. The commitments represent the loan facilities that were established, not borrowings under those facilities. The Loan Activity reported on page 4 of each of the Registration Statement and the Amendment is determined by the timing of the funding needs of the underlying borrowers in accordance with the terms we establish for the facility. For example, a particular “commitment” may have been approved in 2011, but it may not have been funded in whole or in part until 2012. As a result, the commitment would not be reported in the Loan Activity table for 2011.

4.              Please include a discussion regarding your purchase activity of C&I loans as well as originations, given that a significant percentage of your portfolio is purchased.

Response: All of the C&I loans disclosed on page 4 of each of the Registration Statement and the Amendment were originated by us in 2010 and 2011 and the nine months ended September 30, 2012. We did not purchase any C&I loans during those periods. Accordingly, we have no purchase activity to discuss.

5.              You disclose that you did not begin offering C&I loans until 2011 but the table on page 4 shows originations in 2010 followed by fewer originations in 2011. Please reconcile or clarify this disclosure. Please also include a discussion about the fluctuation from 2010 to 2011 to 2012 and why you have chosen to focus on this area of your business.

Response: Prior to late 2011, we only originated C&I loans occasionally as a result of referrals made by customers or third parties to us. We formed a dedicated commercial lending unit in the second half of 2011 with the hiring of experienced C&I lending personnel. As disclosed on page 4 of each of the Registration Statement and the Amendment, C&I loans originated were $470,000 in 2010 and $1,259,000 in 2011. The increase in 2011 reflects the increased focus on originating C&I loans that resulted from the commencement of the commercial lending unit activities at the end of 2011. The increase in C&I loan originations during the first nine months of 2012, as compared to 2010 and 2011, reflects the effects of the increased focus on C&I originations for the last quarter of 2011 and the first three quarters of 2012.

The following clarified and expanded disclosure includes a discussion of our focus on this area and appears on page 3 of the Amendment:

Commercial and Industrial (C&I) Lending. Historically we only originated C&I loans occasionally as a result of referrals we received from customers and third parties. We began focusing on C&I loan originations in the Central Indiana area in late 2011. We currently have a team of seven full-time employees, most with large regional bank experience and strong local relationships. The recent increase in our C&I lending activity is intended to further diversify our lending portfolio and increase opportunities for new business. In addition to commercial loan originations, C&I lending activity can result in new deposits, including fee income from treasury management products, and opportunities to cross-sell other products such as residential mortgage loans and consumer home equity and installment loans. New C&I customers (and their advisors) also serve as referral sources for additional new business opportunities. We recently began piloting expanded online account access and treasury management service capabilities in order to attract deposits from C&I borrowers, (which diversifies our deposit mix and reduces our cost of funds) and to enhance our non-interest income.

Regulation of Banks, Generally, page 13

6.              Please disclose the Bank’s capital ratios within the discussion on pages 12 and 14.

Response: The Bank’s capital ratios, which appeared in Note 12 to the financial statements appearing on page F-44 of the Registration Statement, have been incorporated into the identified disclosure starting on page 14 of the Amendment.

Directors and Executive Officers, page 36

7.              Please reconcile the disclosure in this section with the management team discussed on your website. For example, we note your significant shift to commercial lending and your continued emphasis on commercial real estate, yet Mr. Lewis and Ms. Shepherd are not included in your disclosure. Please revise your disclosure or explain to the staff why it is not appropriate to do so.

Response: Mr. Lewis and Ms. Shepherd are not included in the Registration Statement because they are not in charge of a “principal business unit division or function” nor do they make policy on behalf of the Company. In reaching this conclusion, the Company considered, among other factors, that, unlike Ms. Lorch and Messrs. Perfetti and Roebuck, Mr. Lewis and Ms. Shepherd report to Mr. Roebuck and do not report directly to the Company’s chief executive officer.

Executive Compensation

8.              If you amend your Form 10 after January 1, 2013, please include updated compensation for the year ended December 31, 2012.

Response: The Amendment includes updated compensation information for the year ended December 31, 2012.

Senior Management Bonus Plan, page 39

9.              Please disclose whether the bonuses paid in 2010 and 2011 were made in accordance to a similar plan and how the results of those years translated into the bonuses executives received. If the plan was not substantially similar, please describe the previous plan fully.

Response: The Amendment includes updated disclosure regarding the bonuses paid in 2010 and 2011, which were made in accordance with the applicable bonus plans, which were substantially similar to the plan that resulted in bonus payments in 2012.

Consolidated Financial Statements

Notes to Financial Statements as of September 30, 2012 (Unaudited) and December 31, 2011 and 2010 and Nine Months Ended September 30, 2012 and 2011 (Unaudited) and Years Ended December 31, 2011 and 2010

Note 1: Summary of Significant Accounting Policies
Troubled Debt Restructurings (TDR), page F-12

10.       Please revise your disclosure here and in the related discussion beginning on page F-32 to:

•                  discuss how you identify loans to be restructured;

•                  quantify the amount of restructured loans (by loan type), and aggregate the amounts in accrual and non-accrual status;

•                  quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively); and

•                  disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status; and

Response: In light of the above comments from the Staff, we have incorporated the following additional disclosure into Note 1 on Page F-32 of the Amendment:

In the course of working with troubled borrowers, the Company may choose to restructure the contractual terms of certain loans in an effort to work out an alternative payment schedule with the borrower in order to optimize the collectability of the loan. Any loan modified is reviewed by the Company to identify if a troubled debt restructuring has occurred, which is when the Company grants a concession to the borrower that it would not otherwise consider based on economic or legal reasons related to a borrower’s financial difficulties. Terms may be modified to fit the ability of the borrower to repay in line with its current financial status or the loan may be restructured to secure additional collateral and/or guarantees to support the debt, or a combination of the two.

The tabular disclosure of troubled debts restructurings under the heading “Non-Performing Assets” in Item 1 — Business on starting on page 5 of the Amendment has been revised to identify accruing and non accruing residential and commercial real estate loans and consumer loans in the context of troubled debt restructurings.

In further response, the following disclosure has been added to Note 4 on page F-34 of the Amendment:

The following table summarizes loan modifications that occurred during the nine months ended September 30, 2012:

	Nine months ended September 30, 2012
	Payment Extension		Principal Reduction		Rate Reduction
	Number	Amount	Number	Amount	Number	Amount
	(Unaudited)
Real estate loans:
Commercial	—	$—	—	$—	—	$—
Residential	1	29	—	—	—	—
Commercial loans	—	—	—	—	—	—
Consumer loans	1	13	3	40	3	80

Total	2	$42	3	$40	3	$80

Principal reductions were made based on orders from a bankruptcy court. Payment extensions and rate reductions have proven to be successful in optimizing the overall collectability of the loan by increasing the period of time that the borrower is able to make required payments to the Company.

We have also incorporated the following additional disclosure into Note 1 on Page F-12 of the Amendment:

Certain TDRs are classified as nonperforming at the time of restructuring and typically are returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally not less than six months.

Note 3: Securities, page F-17

11.       We note the significant unrealized losses on your investment in “other securities” pertaining to two pooled trust securities with a $2 million par value each. We have the following comments:

(a)         Please revise to disclose the amount of credit losses recognized in earnings during the periods presented and to date for each of your pooled trust securities.

Response to (a): Page F-22 of the Amendment includes the following revised disclosure of the amount of credit losses recognized in earnings during the periods presented and to date for each of the company’s pooled trust securities.

The credit losses recognized in earnings during the periods presented were as follows:

	Nine Months ended September 30,		Fiscal Year ended December 31,
	2012	2011	2011	2010
	(Unaudited)
ALESCO IV Series B2	$112	$132	$132	$420
I-PreTSL I B-2	—	—	—	—
Mortgage-backed Securities	92	424	494	489
	$204	$556	$626	$909

(b)         Please confirm that you use the same methodology for both of these securities and revise to disclose the significant assumptions used in your calculation. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•                  Discount rate: Tell us and disclose in future filings how you determine the discount rate to use in your calculation.

•                  Deferrals and defaults:

a.              Please tell us in detail how you develop your estimate of future deferrals and defaults.

b.              Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

c.               Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

d.              Tell us and disclose in future filings your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

•                  Prepayment rate:

a.              Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).

b.              Tell us and disclose in future filings your prepayment assumption and how you determine it.

c.               If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

d.              Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

e.               If you used 0% as your assumption at September 30, 2012, please explain to us why you believe this is reasonable.

f.                 If you used 0% as your assumption at September 30, 2012, please provide us a sensitivity analysis of the change in credit loss at September 30, 2012 if you used a 1% prepayment assumption.

(c)          Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K. Therefore, please revise to disclose the following information as of the most recent period end: single issuer or pooled, book value, fair value, unrealized loss, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumptions on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response to (b) and (c): The following revised disclosure is provided starting on page 32 of the Amendment and we intend to include similar disclosure in future filings, as applicable:

The trust preferred securities are two trust preferred pooled securities. The following table contains information regarding these securities as of September 30, 2012 (amounts in thousands):

Deal name	I-PreTSL I	ALESCO IV
Class	B-2 Notes	B-2 Notes
Book value	$2,000	$1,036
Fair value	$828	$23
Unrealized loss	$(1,172)	$(1,013)
Other-than-temporary impairment recorded in earnings	$—	$964

Lowest credit rating assigned	CCC-	Ca
Number of performing institutions	14	29
Number of issuers in default	0	1
Number of issuers in deferral	2	10

Original collateral	$351,000	$400,000
Actual defaults & deferrals as a % of original collateral	9.26%	17.75%
Remaining collateral	$188,500	$264,727
Actual defaults & deferrals as a % of remaining collateral	17.24%	26.82%
Expected defaults & deferrals as a % of remaining collateral	12.17%	17.35%
Performing collateral	$156,000	$193,727

Current balance of class	$33,200	$55,254
Subordination	$16,000	$0
Excess subordination	$(42,809)	$(0)
Excess subordination as a % of performing collateral	-27.4%	- 0.0%

Cash Flow Analysis Assumptions:
Discount margin (i)	8.50%	16.25%
Cumulative Default % Range	5.1% - 100%	2.9% - 100%
(Weighted Average)	(29.4%)	(14.6%)
Loss Given Default % Range	85% - 85%	90% - 100%
(Weighted Average)	(85%)	(90.1%)
Cumulative Prepayment % Range		0% - 100%
(Weighted Average)	n/a	(14.6%)

(i) The discount rate for floating rate bonds is a compound interest formula based on the LIBOR forward curve for each payment date

The trust preferred pooled securities are Collateralized Debt Obligations (CDOs) backed by a pool of debt securities issued by financial institutions. The collateral consists of trust-preferred securities and subordinated debt securities issued by banks, bank holding companies and insurance companies. Performing collateral is the amount of remaining collateral less the balances of collateral in deferral or default. Subordination is the amount of performing collateral in excess of the current balance of a specified class of notes and all classes senior to the specified class.  Excess subordination is the amount that the performing collateral balance exceeds the outstanding bonds in the current class, plus all senior classes. It is a static measure of credit enhancement, but does not incorporate all of the structural elements of the security deal. This amount can also be impacted by future defaults and deferrals, deferring balances that cure or redemptions of securities by issuers. A negative excess subordination indicates that the current performing collateral of the security would be insufficient to pay the current principal balance of the class notes after all of the senior classes notes were paid.

However, the performing collateral balance excludes the collateral of issuers currently deferring their interest payments. Because these issuers are expected to resume payment in the future (within five years of the first deferred interest period), a negative excess subordination does not necessarily mean a class note holder will not receive a greater than projected or even full payment of cash flow at maturity.

At September 30, 2012 and December 31, 2011 the Company was receiving “payment in kind” (“PIK”), in lieu of cash interest on the ALESCO trust preferred securities investment. The Company’s use of “PIK” does not indicate that additional securities have been issued in satisfaction of any outstanding obligation; rather, it indicates that a coverage test of a class or tranche directly senior to the class in question has failed and interest received on the PIK note is being capitalized, which means the principal balance is being increased. Once the coverage test is met, the capitalized interest will be paid in cash and current cash interest payments will resume.

The Company’s trust preferred securities investments all allow, under the terms of the issue, for issuers to defer interest for up to five consecutive years. After five years, if not cured, the securities are considered to be in default and the trustee may demand payment in full of principal and accrued interest. Issuers are also considered to be in default in the event of the failure of the issuer or a subsidiary. The structuring of these trust preferred securities provides for a waterfall approach to absorbing losses whereby lower classes or tranches are initially impacted and more senior tranches are only impacted after lower tranches can no longer absorb losses. Likewise, the waterfall approach also applies to principal and interest payments received, as senior tranches have priority over lower tranches in the receipt of payments. Both deferred and defaulted issuers are considered non-performing, and the trustee calculates, on a quarterly or semi-annual basis, certain coverage tests prior to the payment of cash interest to owners of the various tranches of the securities. The coverage tests are compared to an over-collateralization target that states the balance of performing collateral as a percentage of the tranche balance plus the balance of all senior tranches. The tests must show that performing collateral is sufficient to meet requirements for the senior tranches, both in terms of cash flow and collateral value, before cash interest can be paid to subordinate tranches. As a result of the cash flow waterfall provisions within the structure of these securities, when a senior tranche fails its coverage test, all of the cash flows that would have been paid to lower tranches are paid to the senior tranche and recorded as a reduction of the senior tranches’ principal. This principal reduction in the senior tranche continues until the coverage test of the senior tranche is passed or the principal of the tranche is paid in full. For so long as the cash flows are being diverted to the senior tranches, the amount of interest due and payable to the subordinate tranches is capitalized and recorded as an increase in the principal value of the tranche. The Company’s trust preferred securities investments are in the mezzanine tranches or classes which are subordinate to one of more senior tranches of their respective issues. The Company is receiving PIK for the ALESCO security due to failure of the required senior tranche coverage tests described. This security is currently projected to remain in full or partial PIK status for a period of four years.

The impact of payment of PIK to subordinate tranches is to strengthen the position of the senior tranches by reducing the senior tranches’ principal balances relative to available collateral and cash flow.  The impact to the subordinate tranches is to increase principal balances, decrease cash flow, and increase credit risk to the tranches receiving the PIK. The risk to holders of a security of a tranche in PIK status is that the total cash flow will not be sufficient to repay all principal and capitalized interest related to the investment.

During the third quarter of 2009, after analysis of the expected future cash flows and the timing of resumed interest payments, the Company determined that placing the ALESCO trust preferred security on non-accrual status was the most prudent course of action. The Company stopped all accrual of interest and never capitalized any PIK interest payments to the principal balance of the security.  The Company intends to keep this security on non-accrual status until the scheduled interest payments resume on a regular basis and any previously recorded PIK has been paid. The PIK status of this security, among other factors, indicates potential other-than-temporary impairment (“OTTI”) and accordingly, the Company utilized an independent third party for the valuation of the trust preferred securities as of September 30, 2012. Based on this valuation and the Company’s review of the assumptions and methodologies used, the Company believes the amortized costs recorded for its trust preferred securities investments accurately reflects the position of these securities at September 30, 2012.

Within the valuation performed, the default and recovery probabilities for each piece of collateral were formed based on the evaluation of the collateral credit and a review of historical industry default data and current/near-term operating conditions. For collateral that has already defaulted, the Company assumed no recovery. For collateral that was in deferral, the Company assumed a recovery of 10% of par for banks, thrifts or other depository institutions, and 15% of par for insurance companies. Although the Company conservatively assumed that the majority of the deferring collateral continues to defer and eventually defaults, we also recognize there is a possibility that some deferring collateral may become current at some point in the future.

Trust preferred issuances within trust preferred security CDOs are typically subject to five-year (in rare instances ten-year) no call provisions.  At the expiration of these lockout periods, they are typically freely callable at par.  As most of the securities within trust preferred security CDOs were issued before 2008, most securities are now freely callable at par.  Although less common, some issuances are callable before the end of a lock out period at a premium (levels varying from issuer to issuer and typically depending on how close to the end of the no call period).  Additionally, there exists a provision in most trust preferred indentures that allow for the securities to become callable at par (even during the lockout period) if there is an adverse capital treatment event (e.g. the Collin’s Amendment of the Dodd-Frank act constituted such an event for many issuers).

Prepayment assumptions are predicated on the terms and pricing of trust preferred securities relative to prevailing current market conditions, as well as regulatory and legislative developments that may affect issuers’ decision to prepay.  There were no significant changes made within the prepayment assumptions during 2012.  Most trust preferred securities (TruPS) have a five-year call option — meaning that, on the fifth anniversary of issuance, the issuer has the right to redeem the security at par. Additionally, most trust preferred security indentures include language that permits an issuer to call the security if an adverse capital treatment event occurs. These provisions allow issuers to redeem their TruPS at virtually any time if a legislative or regulatory development changes the TruPS’ status as a component of Tier 1 capital. The Dodd-Frank Wall Street Reform and Consumer Protection Act, a U.S. federal statute signed into law in July of 2010, constituted such an event for certain bank holding companies. Specifically, holding companies with consolidated assets of $15 billion or more can no longer treat as Tier 1 Capital any hybrid capital instruments (such as TruPS) issued on or after May 19, 2010. Furthermore, the ability of these institutions to continue to treat as Tier 1 Capital any hybrid capital instruments, including TruPS, issued before May 19, 2010, will be phased out incrementally over a period of three years, beginning January 1, 2013. Notwithstanding the foregoing, we believe that the terms and pricing of TruPS issued by banks and insurance companies were so aggressive that it is unlikely that financing on such attractive terms will become available in the foreseeable future. Additionally, the favorable capital treatment of these securities (i.e. status as Tier 1 capital) makes them a particularly attractive debt instrument. Simply put, refinancing does not make sense from either an economic or regulatory capital standpoint. Therefore, we assume that the bulk of the collateral does not prepay over the life of the CDO. However, in light of the Dodd-Frank developments, we have instituted a 30% prepayment assumption rate for those banks with assets greater than $15 billion for two years corresponding to the start of the phase-out period for Tier 1 capital treatment — and, subsequently, an annual prepayment rate assumption of 2%. The 30% prepayment rate was the result of a detailed analysis of the terms of those TruPS issued by banks with assets in excess of $15 Billion. Specifically, we looked to the contractual interest rate of these instruments (i.e. fixed rate or spread over LIBOR) and compared them to current debt market rates of the issuing institutions. The bulk of the TruPS within TruPS CDOs were issued at rates inside of current market debt yield (thus making refinancing prohibitively expensive).  Additionally, for issuers that have made a public announcement of intent to redeem their outstanding TruPS we assume an immediate prepayment.

At present there is no prepayment rate being applied to insurance collateral.  This is due to the deminimus rate of prepayment observed for insurance collateral.  As stated above, the impact of a prepayment would be positive for insurance only CDOs.  Additionally, unlike large banks which experienced a “taking away” of preferential capital treatment — insurance companies were never subject to such an adverse event and thus have no new incentive to prepay.  There would be no increase in credit loss when adding a 1% prepayment assumption.  However, there would be an increase in fair value of approximately one point.

For CDOs with only bank collateral, generally senior tranches experience increased value and no credit loss effect with increased prepayment assumptions, while mezzanine tranches typically experience increased credit loss when collateral prepayment assumptions are increased.  Typically redemptions are completed by issuers with stronger credit and/or higher coupon paper (as higher coupon paper has a higher probability of redemption due to refinancing options).  Issuers with stronger credit are more likely to continue making interest payments (less likely to default) and higher coupon paper accounts for higher interest proceeds available to pay tranches in the CDO.  The mezzanine tranches benefit from these heightened interest proceeds over time and prepayments compromise the likelihood of those payments.

For CDOs with only insurance collateral, given the significant amounts of subordination and excellent asset coverage (due to the absence of material credit events), prepayments would have a positive effect on fair value for nearly all tranches and is unlikely to cause impairment.

As specifically requested by the Commission, on behalf of the Company I acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or if we can otherwise assist you in your review of the Registration Statement, please contact the undersigned or the Company’s counsel, David C. Worrell or Joshua L. Colburn of Faegre Baker Daniels LLP, who can be reached at +1 317 569 4883 or +1 612 7668946, respectively.

Very truly yours,

FIRST INTERNET BANCORP

By:	/s/ David B. Becker
David B. Becker
Chief Executive Officer and President

cc:                                Babette Rosenbaum Cooper, staff accountant
Ben Phippen, senior staff accountant
Kate McHale, staff attorney